Exhibit (d)(7)

Execution Copy

HIGHLY CONFIDENTIAL

COST COMPENSATION AGREEMENT

REGARDING

“PROJECT MAGENTA”

between

Elster Group SE
Frankenstr. 362
45133 Essen
Germany
(hereafter Company)

and

Melrose PLC
Leconfield House
Curzon Street
London W1J 5JA
United Kingdom
(hereafter Interested Party)

(Company and Interested Party together the Parties and each a Party)

PREAMBLE

The Company is a one-tier European stock corporation (Societas Europaea or SE) incorporated under the laws of the Federal Republic of Germany and registered in the Commercial Register (Handelsregister) of the Local Court (Amtsgericht) of Essen under HRB 22030 whose American Depositary Shares (ADS) are listed on the New York Stock Exchange (NYSE).

The Interested Party is a public limited company (PLC) incorporated under the laws of the United Kingdom and registered in England and Wales under registration number 4763064 whose shares are listed on the London Stock Exchange.

In a letter of April 10, 2012 followed by letter dated April 25, 2012 the Interested Party expressed its preliminary and non-binding interest in making a public tender offer to all holders of the Company’s ADS for a cash consideration (Tender Offer). Such potential Tender Offer shall be funded by a combination of equity and debt financing by the Interested Party. For purposes of funding equity capital the Interested Party may issue additional shares (the UK Rights Issue, together with the Tender Offer the Project). In connection with the UK Rights Issue the Interested Party would be required to produce a prospectus and shareholder circular (UK Prospectus) containing certain non-public information, including financial information, on the Company.

As set out in the non-disclosure agreement entered into by the Parties on 14 May 2012 (the NDA), the Company may want to furnish to the Interested Party certain non-public, proprietary and/or highly Confidential Information including but not limited to financial, legal, tax or other information with regard to the Company and the Project.

The Interested Party seeks assistance in preparing the Project from the Company with respect to furnishing and preparing Confidential Information to be included in the UK Prospectus, for general due diligence purposes and in relation to the preparation of the UK Prospectus. It is the understanding of the Parties that the most relevant part of such assistance will be completed until June 26, 2012.

Therefore, the Parties hereby enter into the following cost compensation agreement (the Agreement):

1.                                      COST COMPENSATION

1.1                                 The Interested Party hereby agrees to reimburse the Company (i) a lump sum amount of EUR 55,000 for internal costs and (ii) any reasonable, incremental external (in particular professional advisors’) costs and expenses which are incurred by the Company in connection with granting assistance to the Interested Party in furnishing and preparing Confidential Information to be included in the UK Prospectus, for general due diligence purposes and in relation to the preparation of the UK Prospectus. If and to the extent the Company provides or has provided such assistance and thereby incurs costs, the Interested Party agrees to compensate for such costs pursuant to this Agreement. The Interested Party hereby confirms that it does not need any assistance from the Company in relation to preparing the Tender Offer.

Calculation example:

External costs for work of KPMG incurred in relation to questions Magenta might have regarding certain US GAAP numbers would be reimbursed based on KPMG’s fees actually incurred for such work, net of any VAT recoverable by the Company.

1.2                                 The Company estimates, in good faith, that the amount of external costs to be reimbursed will amount to approximately EUR 145,000 (net of any VAT recoverable by the Company) and will act in good faith to limit such costs. The Parties agree that in order to provide for sufficient cost control the following mechanism shall apply: the Company will inform the Interested Party in text form (i.e. email suffices) weekly on the external costs incurred to be reimbursed under this Agreement. External costs up to the amount of EUR 145,000 will be reimbursed by the Interested Party under this Agreement. Once the amount of EUR 145,000 is reached, the Interested Party will solely have to compensate for the amount exceeding EUR 145,000 if the Parties agree so. In case no agreement is concluded before the amount of EUR 145,000 is reached (and thus the Interested Party would not be obliged to reimburse further costs), the Company will suspend all work and assistance as set out in Sec. 1.1 (including maintenance of the virtual data room in excess of any maintenance that would occur in the ordinary course of maintaining the data room for non-UK Prospectus purposes). For the avoidance of doubt, the Interested Party and its Representatives would still be permitted to access such data room provided this would not incur any additional costs until the Parties agree on cost compensation for any further work and assistance.

1.3                                 External costs including but not limited to fees of third parties (e.g. accountants, tax or legal advisors such as KPMG or Allen & Overy LLP) — if any — will be calculated on the basis of hourly rates as set out in an overview to be provided to the Interested Party as soon as possible after execution of this Agreement. Such external costs will in any case be net of any recoverable VAT. To the extent external advisers’ teams are involved in work to be reimbursed pursuant to this Agreement and other work in relation to the Project, such advisers will account separately for the portion of their time spent on work to be reimbursed pursuant to this Agreement and other work conducted in relation to the Project.

1.4                                 Costs incurred by the Company to be reimbursed by the Interested Party under this Agreement shall be paid, net of any VAT recoverable by the Company, within 10 business days (i.e. days on which banks in Essen and London are open for business) after receipt of a respective written invoice (email form suffices) from the Company to the bank account as to be notified by the Company. Such invoice will be zero rated for VAT to the extent permissible.

1.5                                 Save as provided in this Agreement and the NDA each Party shall bear its own costs and expenses in connection with the preparation, execution and consummation of the Project, including, without limitation, any and all professional fees and charges of its advisors; for the avoidance of doubt, this shall also be applicable if the UK Rights Issue and/or the Tender Offer or any other action in connection with them fails or is delayed. For the avoidance of doubt: costs incurred by the Company for the preparation and / or filing of documentation required by law (e.g. the preparation and filing of a “Schedule 14d-9” with the US Securities & Exchange Commission) and the defence of any litigation related to the Project involving the Company will not be reimbursed by the Interested Party except as may otherwise be agreed in an Investment Agreement between the Parties and the Company shall be solely responsible for the costs of any advice received by it and/or its board in relation to the Project from its advisers, including but not limited to Allen & Overy LLP, NM Rothschild and Deutsche Bank save as otherwise provided in this Agreement.

2.                                      MISCELLANEOUS

2.1                                 Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the NDA.

2.2                                 References to sections or annexes shall mean sections and annexes of / to this Agreement unless otherwise specified herein.

2.3                                 This Agreement shall be governed by, construed and enforced in accordance with the laws of the Federal Republic of Germany without giving effect to its conflict of laws principles or rules.

2.4                                 The courts of Essen, Germany shall, as far as permitted by applicable law, have the non-exclusive jurisdiction for any disputes arising out of or in connection with this Agreement.

2.5                                 All modifications, waivers and amendments to this Agreement or any part hereof must be in writing signed by or on behalf of both Parties. The same applies to any modification, waiver or amendment of this Section 2. No third party beneficiary rights are or are intended to be created hereunder.

2.6                                 This Agreement constitutes the entire agreement of the Parties hereto with respect to its subject matter, and supersedes all other oral or written representations, understandings or agreements relating to such subject matter. Except as set forth herein, neither party shall have any obligation to the other, including without limitation any obligation to engage in negotiations or provide assistance regarding the Project or to enter into any agreement in respect thereof.

2.7                                 Should a provision of this Agreement, or a provision included in this Agreement now or at a later point in time, be or become invalid or null and void or inoperative as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions or parts thereof. The invalid or null and void or inoperative provision is replaced, or the gap shall be filled, as the case may be, with effect ex tunc by such valid regulation which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered this aspect at the time of conclusion of this Agreement.

2.8                                 This Agreement may be signed in counterparts and by email (scanned pdfs).

May 31, 2012
Venue, Date		Venue, Date

Elster Group SE		Elster Group SE

By:	/s/ Rainer Beaujean	By:	/s/ Thomas Preute

Name: Rainer Beaujean		Name: Thomas Preute

Title: MD/CFO		Title: MD/CLO

Venue, Date		Venue, Date

Melrose PLC		Melrose PLC

By:	/s/ Simon A Peckham	By:	/s/ Simon A Peckham

Name: Simon A Peckham		Name: Simon A Peckham

Title: Director		Title: Director